July 14, 2014

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Jacqueline Kaufman

Re:                             Cnova N.V.

Registration Statement on Form F-1

Filed on June 4, 2014

Reg. No. 333-196521

Dear Ms. Kaufman:

On behalf of our client, Cnova N.V., a Dutch company (the “Company”), we submit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system.  The Registration Statement was initially submitted to the Commission on June 4, 2014.  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated June 30, 2014 (the “Comment Letter”).

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  All page references in the responses set forth below refer to page numbers in Amendment No. 1.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

General

1.                                      We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

Response:

The Company confirms its understanding of this comment and will provide all information that cannot be excluded under Rule 430A (including all information required with respect to the offering price, underwriting discounts and the number of shares) as soon as such information becomes available. The Company understands that the Staff will require sufficient time to review the Company’s complete disclosure and may have additional comments following the inclusion of such information.

2.                                      Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

Response:

The Company confirms its understanding of this comment. The underwriters have informed the Company that their counsel is in the process of clearing the underwriting compensation terms and arrangements with FINRA and will arrange to have FINRA call the Staff or provide the Staff with the FINRA no objections letter prior to effectiveness of the Registration Statement.

3.                                      All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response:

The Company confirms its understanding of this comment. The Company has submitted certain additional exhibits with Amendment No. 1 and will submit all other exhibits with the subsequent amendments as soon as possible. The Company understands that the Staff will need adequate time to review the exhibits and may have comments on the legal opinion and other exhibits.

4.                                      Please disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Please note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Alternatively, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response, supporting these statements. The following are examples only of some of your competitive position assertions:

•                  “We are one of the largest global eCommerce companies….” (page 1)

•                  “Our branded sites . . . are among the most well-recognized in the markets in which we operate.” (page 1)

•                  “we hold the leading eCommerce market position [in France] . . .. “ (page 80)

Response:

As indicated in the Company’s disclosure in the Registration Statement, its competitors vary per country and product category. Globally, the Company has certain competitors, such as Amazon.com, Inc., or Amazon, and Rakuten, Inc. In France, its main competitors include Amazon and FNAC S.A., in particular with respect to small consumer electronics, such as mobile phones, cameras and computers, and leisure products, such as books, music and DVDs, Darty plc, with respect to home appliances and home electronics, and La Redoute S.A.and Conforama France S.A., in the home furnishings products category. In Brazil, its main competitors are B2W Companhia Digital, Walmart Stores, Inc. and Magazine Luiza S.A. on the full range of its products. Amazon entered the market in Brazil in 2013.

When determining that it is one of the largest global eCommerce companies, the Company considered the scope of those other companies’ activities.  In particular, the Company reviewed the information published by such other companies regarding their revenue, profit, traffic and other metrics.

While the various companies may use different counting methodologies than the Company, based on information from, among others, GfK Marketing Services and comScore Inc., the Company is, among non-travel pure player eCommerce companies, the sixth largest in the world by sales and the eighth largest in the world by unique monthly visitors. As a result, the Company respectfully submits that it is one of the largest global eCommerce companies.

The Company encloses, as Annex A to this letter, relevant portions of independent support materials marked to highlight the applicable portions or sections thereof containing the statements or statistics included in the Registration Statement and cross-referenced to the relevant locations in Amendment No. 1 enclosed as Annex B to this letter.

The Company has included support materials in Annex A to address assertions of competitive position within its industry both contained in the initially filed Registration Statement. In addition, for the Staff’s convenience, the Company has also included support material relating to additional statements regarding the Company’s market position that have been added in Amendment No. 1.

The Company confirms to the Staff that all these reports are publicly available either for a nominal fee or free of charge. The Company confirms that none of the reports referenced in the Registration Statement was commissioned by the Company for inclusion in the Registration Statement. Since some of the independent support materials are not in English, the Company has prepared English translations of the applicable portions of the materials to facilitate the Staff’s review.

5.                                      Please tell us what consideration you have given to filing tax opinions. Please refer to Item 8(a) of Form F-1 and Item 601(b)(8) of Regulation S-K.

Response:

The Company has reviewed Item 8(a) of Form F-1, Item 601(b)(8) of Regulation S-K as well as Part III of Staff Legal Bulletin No. 19 (the “SLB”) and footnote 40 therein. Item 8(a) of Form F-1, referencing Item 601 of Regulation S-K and Item 601(b)(8) of Regulation S-K and the SLB requires a tax opinion exhibit to be filed with a registration statement on Form F-1 “where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” The SLB goes on to state that examples of transactions involving material tax consequences are those “offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.”

Having reviewed the current disclosure, the Company believes there is nothing in the application of U.S. or Dutch taxation to shareholders, or the disclosure related thereto, that is either unusual or complex. Specifically, in relation to the Netherlands taxation, the disclosure on page 191 of Amendment No. 1 makes it clear that non-Dutch residents are not subject to Dutch income or capital gains tax absent unusual circumstances that would not apply to any typical U.S. investor. Additionally, the disclosure on pages 189-190 of Amendment No. 1 addresses Dutch taxation of dividends; however, this disclosure cannot be material in any way to an investment decision since the Company has stated clearly elsewhere in Amendment No. 1 that it does not intend to pay dividends for the foreseeable future. Finally, the disclosure states that there is no Dutch estate or gift tax for non-Dutch residents (absent some very specific circumstances).

Based on the foregoing and the absence of any unusual or complex consequences under U.S. or Dutch law, the Company has concluded that a tax opinion is not required. However, in light of the Staff’s comment, the Company has revised its disclosure on pages 183-192 of Amendment No. 1 to clarify the disclosure pursuant to the above.

Market and Industry Data, page ii

6.                                      Please delete or revise as necessary the third sentence of the first paragraph so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Response:

The Company has revised the disclosure on page ii of Amendment No. 1 in response to the Staff’s comment.

Certain Definitions, page iii

7.                                      Please include in this section the definitions of “Founding Shareholders” and “Initial Shareholders,” including an indication that CBD, Via Varejo and certain managers of Nova Pontocom will indirectly hold shares in the capital of Dutch HoldCo via Lux HoldCo and Nova.

Response:

The Company has revised the disclosure on page iv of Amendment No. 1 in response to the Staff’s comment. The Company has also replaced references to “Initial Shareholders” throughout the Registration Statement with the names of the entities to which such term referenced.

Summary, page 1

8.                                      Please revise to disclose in your prospectus summary the percentage ownership and percentage voting control of your principal shareholders upon consummation of the offering, using the appropriate defined term(s) for such holders or groups of holders. Please also disclose that these shareholders will continue to have significant influence and control over the company after this offering and the related risks to investors, and include a reference to such risks in the bulleted list of risk factors on page 3. On page 7, please also revise to identify the “existing shareholders” that hold the specified percentage ownership and voting power.

Response:

The Company has revised the disclosure on pages 3, 4 and 7 of Amendment No. 1 in response to the Staff’s comment.

9.                                      Please include a statement concerning the enforceability of civil liabilities against foreign persons in your prospectus summary.

Response:

The Company has revised the disclosure on page 5 of Amendment No. 1 in response to the Staff’s comment.

10.                               Please revise the bulleted list of risk factors on page 3 to include the fact that you will be a controlled company after the offering and references to the risks related to the Reorganization.

Response:

The Company has revised the disclosure on pages 3-4 of Amendment No. 1 in response to the Staff’s comment.

Summary Combined Historical Financial Information, page 9

11.                               The chronological order of your audited financial statements is not consistent with the chronological order of financial information presented elsewhere in your registration statement. Please revise so that the audited financial statements and other data presented in tabular form read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered.

Response:

The Company respectfully informs the Staff that once the audited consolidated financial statements are available after the Reorganization is completed and included in the Registration Statement to replace the currently included audited combined financial statements, the chronological order of the audited financial statements will be consistent with the chronological order of financial information presented elsewhere in the Registration Statement. The Company expects to include audited consolidated financial statements in the next amendment to its Registration Statement.

12.                               Reference is made to your disclosure on pages 11 and 56 of pro forma Adjusted EBITDA and pro forma Gross Margin for the years ended December 31, 2011 and 2012. Please tell us your consideration of reconciling these pro forma non-GAAP measures to the most directly comparable financial measures presented in accordance with GAAP pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Providing pro forma financial information for the years ended December 31, 2012 and 2011 in Management’s Discussion and Analysis of Financial Condition and Results of Operations in response to our comment below will help facilitate the reconciliations.

Response:

The Company has revised the disclosure on pages 56-58 of Amendment No. 1 in response to the Staff’s comment to include the reconciliations to the most directly comparable financial measures for pro forma Adjusted EBITDA and pro forma Gross Margin for the years ended December 31, 2011 and 2012. The Company has also included pro forma financial information for the years ended December 31, 2011 and 2012 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in response to comment 25 below to facilitate the reconciliations.

Regarding the income statement pro forma information for the years ended December 31, 2011 and 2012 in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company respectfully directs the Staff to the Company’s response to comment 25 below.

Risk Factors, page 13

13.                               Please include a risk factor describing the risk that the Reorganization will not be completed prior to completion of the offering, or tell us why such disclosure is unnecessary.

Response:

The Company confirms its understanding of this comment and respectfully advises the Staff that the Reorganization will be completed prior to completion of the offering and the Company will not proceed with the offering until the Reorganization is completed. The Company expects the Reorganization to be completed prior to the filing of its next amendment to the Registration Statement.  Therefore, the Company believes such a risk factor is unnecessary for inclusion in Amendment No. 1.

Risks Related to Our Business and Industry, page 13

A substantial portion of our sales is paid for in installment payments . . ., page 29

14.                               We note that a substantial portion of your sales are paid for in installment payments. Please quantify this amount so that investors may assess the magnitude of the risks you describe.

Response:

The Company has revised the disclosure on page 28 of Amendment No. 1 in response to the Staff’s comment.

Our special voting shares . . ., page 38

15.                               Please clarify your statement regarding the voting control to be held by “[s]hareholders who hold special voting depository receipts, including our Parent Companies.” As it appears that there is not complete overlap between the Founding Shareholders and Parent Companies, it is unclear whether the percentage of voting control held by each of the shareholders who hold voting depository receipts, the Founding Shareholders and the Parent Companies is the same or, if not, whether you are including all such groups in this statement. In addition, as it appears that such persons will exercise control over more than a majority of your voting shares, please revise your statement that they will “have significant influence” over your business and management to clarify that they will control your business and management.

Response:

The Company has revised the disclosure on pages 36-37 of Amendment No. 1 in response to the Staff’s comment.

Certain of our directors may have actual or potential conflicts of interest . . ., page 39

16.                         Please revise this risk factor to describe fully the risks to investors of such actual or potential conflicts of interest. Currently, the risk only indicates why such conflicts may exist and that such conflicts may cause the appearance of conflicts of interest.

Response:

The Company confirms its understanding of this comment and has revised the disclosure on page 38 of Amendment No. 1 in response to the Staff’s comment. The Company will update the disclosure as applicable if additional director nominees present any risk of potential conflicts.

Important Information and Cautionary Statement Regarding Forward-Looking Statements, page 43

17.                               We note your statement on page 44 that “the foregoing list of important factors may not contain all of the material factors that are important to you.” While you can provide summaries and not complete descriptions, all material information must be presented. Please revise the prospectus to include all material information and revise the statement we quote above.

Response:

The Company has revised the disclosure on page 44 of Amendment No. 1 in response to the Staff’s comment.

Use of Proceeds, page 45

18.                               Please confirm that you have provided the disclosure in this section in reliance on the last sentence of Item 3.C.1 of Form 20-F.

Response:

The Company confirms its understanding of this comment and respectfully advises the Staff that it has revised the disclosure on page 45 of Amendment No. 1 in response to the Staff’s comment and in reliance upon the last sentence of Item 3.C.1 of Form 20-F. As the Company has not allocated specific portions of the net proceeds to specific uses for the proceeds, it has noted that the principal purposes for the offering are to obtain additional financing, to create a public market for its ordinary shares, which would enhance its overall company profile, and to facilitate its future access to the public equity markets.

19.                               Please disclose expected use of proceeds in the event the underwriters exercise their over-allotment option.

Response:

Although the Company has not allocated specific portions of the net proceeds to specific uses, the Company has expanded its disclosure on page 45 of Amendment No. 1 to provide more detail to investors regarding the general intended use of the net proceeds of the offering. The Company respectfully advises the Staff that it intends to use the additional proceeds from the over-allotment option, if any, for general corporate purposes.

Capitalization, page 47

20.                               Please explain to us why it is appropriate to exclude the “current account with related parties” in your calculation of total capitalization.

Response:

The Company has revised the disclosure on page 47 in response to the Staff’s comment. As part of the NPC Reorganization (described in the “Basis of preparation of Cnova combined financial statements” on page F-9 of Amendment No. 1), the intercompany loan from CBD to Nova Pontocom will be retained by Nova HoldCo and not assumed by the Company. It is therefore excluded from “Total debt” and “Total capitalization” of the “Capitalization” table on page 47 of Amendment No. 1.

Our History, page 49

21.                               Please provide disclosure about capital expenditures and divestitures pursuant to Item 4 of Form F-1 and Item 4.A.5-6 of Form 20-F.

Response:

The Company has revised the disclosure on page 49 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Information, page 50

Pro Forma Adjustments, page 52

22.                               Please show us how to reconcile the following pro forma adjustments to the pro forma financial information on pages 51 and 52:

•                  the €75.2 million intercompany financing amount in the first bullet point on page 53;

•                  the €81 million receivable in the third bullet point on page 53; and

•                  the €3.3 million judicial deposit in the last bullet point on page 53.

Response:

The Company has revised the disclosure on pages 51-53 of Amendment No. 1 in response to the Staff’s comment.

23.                               Please expand your disclosure to better describe the €6.4 million pro forma asset adjustment disclosed in the first bullet point on page 53.

Response:

The Company has revised the disclosure on page 52 of Amendment No. 1 in response to the Staff’s comment.

Selected Financial Information, page 54

Non-GAAP Financial Measures, page 57

Free Cash Flow, page 58

24.                               Please explain to us why you include the line item, “of which changes in working capital,” in your reconciliation of free cash flow to net cash from operating activities on page 59. This line item does not appear to impact your calculation of free cash flow.

Response:

The Company has revised the disclosure on page 59 of Amendment No. 1 in response to the Staff’s comment. The Company informs the Staff that the line item was mistakenly included in the initial submission of the Registration Statement. The Staff is correct that it does not impact the calculation of free cash flow.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

25.                               Reference is made to your discussions of pro forma income statement data for the years ended December 31, 2012 and 2011 throughout your comparisons of period to period results of operations which gives effect to the consolidation of Nova Pontocom with Casino Enterprise and the Nova Pontocom Reorganization as if the transactions had occurred on January 1, 2011. Please disclose how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Note that it would be inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. In addition, please consider presenting complete pro forma financial information (reflecting the adjustments) for the years ended December 31, 2012 and 2011 in a table within your discussion and analysis in order to better facilitate an understanding of the basis of the information being discussed.

Response:

The Company has revised the disclosure on pages 74-77 of Amendment No. 1 in response to the Staff’s comment by including “Unaudited Pro Forma Income Statement Data for the Years Ended December 31, 2011 and 2012” as an additional section in the Management’s Discussion and Analysis of Financial Condition and Results of Operations to describe the basis of preparation of the 2011 and 2012 pro forma income statement data for purpose of the supplemental discussion of the Company’s results of operations. In addition, the Company kindly refers the Staff to the language added to the beginning of “Comparison of Period to Period Results of Operations” on page 69 of Amendment No. 1 with respect to the rationale for including such supplemental discussion based on 2011 and 2012 pro forma income statement data.

26.                               Please provide the disclosures required by Item 5.C of Form 20-F.

Response:

The Company has revised the disclosure on pages 116-117 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully advises the Staff that it refers to Research and Development as “Development Activities.”

Components of Results of Operations, page 66

27.                               We note your disclosure of other revenues in the net sales table on page F-31. Please tell us your consideration of discussing in further detail the nature of these revenues, their directly associated costs and the overall profitability related to other revenues. Please also tell us your consideration of disclosing your revenue recognition accounting policies for other revenues that materially impact your overall profitability in note 1.21 to the combined financial statements.

Response:

In the Company’s initially filed Registration Statement, “Business to Business transactions” were originally included in “Other revenues.”  The Company has reclassified “Business to Business transactions” as part of “Product sales” and the Company has revised the disclosure on page F-32 of its combined financial statements in Amendment No. 1 accordingly.

Following such reclassification, “Other revenues” amounted to €54 million, €73 million and €81 million in 2011, 2012 and 2013, respectively.  “Other revenues” consist mainly of advertising sales (€12.5 million, €12.6 million and €16.0 million in 2011, 2012 and 2013, respectively) which are recognized when the service is rendered. Excluding advertising revenues, “Other revenues” represented 4%, 3% and 2% of total revenues in 2011, 2012 and 2013, respectively. In view of the foregoing, the Company does not believe that a discussion of directly associated costs or overall profitability of “Other revenues,” or a separate discussion of revenue recognition related to “Other revenues,” is warranted under these circumstances.

Financial income (expense), net, page 68

28.                               Please explain why you expect the average number of installment payments your customers make to decline.

Response:

The Company has revised the disclosure on page 69 of Amendment No. 1 in response to the Staff’s comment.

Liquidity and Capital Resources, page 73

29.                               Please disclose information on the level of borrowing as of December 31, 2013, the seasonality of borrowing requirements, the maturity profile of borrowings and borrowing interest rates. Refer to Item 5.B of Form 20-F.

Response:

The Company has revised the disclosure on page 81 of Amendment No. 1 in response to the Staff’s comment.

30.                               Please add information concerning the principal capital expenditures currently in progress, including the method of financing. See Item 4 of Form F-1 and Item 5.B.3 of Form 20-F.

Response:

The Company has revised the disclosure on pages 80-81 of Amendment No. 1 in response to the Staff’s comment.

Contractual Obligations, page 75

31.                               Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

The Company has revised the disclosure on page 81 in response to the Staff’s comment.

Quantitative and Qualitative Disclosure about Market Risk, page 77

Other Market Risks, page 78

32.                               We note your disclosure that you do not believe that you have material exposure to interest rate risk due to the fact that you have no long-term debt. However, you disclose the current and non-current portion of financial debt in note 24 to the combined financial statements. Please revise for consistency or explain to us why the disclosure is accurate.

Response:

The Company confirms its understanding of this comment and respectfully advises the Staff that it has revised Note 24 on page F-51 of Amendment No. 1, as well as in its response to comment 71 below. Additionally, in Note 27 on page F-53 of Amendment No. 1, the interest rate risk is evaluated and noted to be limited. The Company does not have material exposure to interest rate risk, as the current and non-current portion of financial debt consists mainly of intercompany financings.

Management, page 119

33.                               Please discuss any arrangement or understanding with your major shareholders or others pursuant to which any director or executive officer was selected as a director or executive officer. See Item 4 of Form F-1 and Item 6.A.5 of Form 20-F.

Response:

The Company has revised the disclosure on page 141 in response to the Staff’s comment. At the time of the initially filed Registration Statement, the Company did not have any arrangements or understandings with its major shareholders or others pursuant to which any director or executive officer was, or was to be, selected as a director or executive officer. However, the Framework and IPO Agreement, entered into on July 11, 2014, and which has been filed as Exhibit 10.41 to Amendment No. 1, provided certain rights which are now engagements described on page 141 of Amendment No. 1.

Directors and Director Nominees, page 119

34.                               Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.

Response:

The Company has revised the disclosure on page 135 of Amendment No. 1 in response to the Staff’s comment. The Company does not currently have any service contracts with its directors, but will revise the disclosure accordingly as additional directors are nominated, if necessary.

Board Structure, page 120

35.                               We note that after the expiration of the directors’ initial terms, a “standard term in principle will apply.” Please revise to disclose the length of the directors’ terms after expiration of their initial terms.

Response:

The Company has revised the disclosure on page 129 of Amendment No. 1 in response to the Staff’s comment.

Principal Shareholders, page 139

36.                               Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Casino Guichard-Perrachon, S.A., Dutch HoldCo, Companhia Brasileira de Distribuição, Via Varejo S.A and Almacenes Éxito S.A.

For guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The Company has revised the disclosure on pages 138-140 of Amendment No. 1 in response to the Staff’s comment.

Description of Share Capital, page 143

General Meetings of Shareholders, page 149

37.                               Please make clear what the statutory minimum convening notice period is.

Response:

The Company has revised the disclosure on pages 160-161 of Amendment No. 1 in response to the Staff’s comment.

Enforcements of Judgments, page 187

38.                               Please include discussion of all material jurisdictions as necessary, for example, Brazil and France.

Response:

The Company has revised the disclosure on pages 199-201 of Amendment No. 1 in response to the Staff’s comment.

Financial Statements, page F-1

Audited Combined Financial Statements of Cnova N.V., page F-2

Combined statements of cash flows, page F-6

39.                               Please show us how to reconcile depreciation, amortization and provision expense to the disclosures in the notes to the combined financial statements.

Response:

The Company has revised the disclosure on page F-6 of Amendment No. 1 in response to the Staff’s comment. In the initially filed Registration Statement, “Depreciation, amortization and provision expense” included both “Depreciation and amortization expense” and “provision expense,” whereas “Expenses by nature and function” in Note 6 on page F-32 only included “Depreciation and amortization expense.” In order to allow reconciliation, the presentation of the combined statement of cash flows on page F-6 of Amendment No. 1 has been revised to include “Depreciation and amortization expense” in line with Note 6 on page F-32 of Amendment No. 1.

Combined statements of changes in combined equity, page F-7

40.                               Please tell us the nature of items flowing through the “Gain or loss not wholly owned entity” and “Other movements” line items. Please also point us to disclosure in the notes to combined financial statements explaining these items or explain to us why no disclosure is provided.

Response:

The Company has revised the disclosure on page F-7 of Amendment No. 1 in response to the Staff’s comment. The “Gain or loss not wholly owned entity” line item on page F-7 of the Company’s initially filed Registration Statement has been revised to “Transactions between Group and NCI” in Amendment No. 1, which consists of:

•                  In 2012, a 0.18% interest acquisition in Cdiscount resulting in an equity transaction of €0.6 million.

•                  In 2013:

(i)                 a €0.2 million impact in group equity related to the recognition at fair value of the put option granted to Monshowroom NCI; and

(ii)              €2.3 million impact relating to deferred tax liabilities recorded against equity in the purchase accounting of Monshowroom, thus decreasing equity and understating goodwill and which has been adjusted against goodwill in the Company’s combined financial statements.

All information has been amended in Note 4 on pages F-29-30 of Amendment No. 1.

The Company respectfully advises the Staff that “Other movements” relate to certain general and administrative expenses assumed by Casino for the benefit of the Company as described in the first bullet point of the “Judgments” section of Note 1.3 on page F-11 of Amendment No. 1, which have been recorded against equity under SEC SAB Topic 1.B guidance. A footnote under the “Combined statements of changes in combined equity” on page F-7 of Amendment No. 1 has been added to refer investors to Note 1.3.

41.                               We note your disclosure in footnote (i) that the accumulated losses of loss-making operations discontinued or transferred to other entities were refinanced by a capital increase in cash in 2011. We are unable to locate any disclosure in the statement of cash flows or elsewhere in the financial statements regarding the capital increase. Please tell us how this capital increase was recorded and recognized in your financial statements. In addition, please disclose this transaction in more detail.

Response:

The Company has revised the disclosure on page F-7 of Amendment No. 1 in response to the Staff’s comment. The Company advises the Staff that there was a typo in footnote (i) of the initially filed Registration Statement on page F-7, which has been revised in Amendment No. 1 to reflect that the capital increase was in kind, rather than in cash.

Notes to Combined Financial Statements, page F-8

42.                         Reference is made to the restructuring charges in the combined income statements. Please provide the disclosures required by paragraphs 84 and 85 of IAS 37.

Response:

The Company has revised the disclosure on page F-49 of Amendment No. 1 in response to the Staff’s comment.

43.                               Please provide the disclosures required by paragraphs 90 - 94 of IFRS 13 for non-recurring fair value measurements.

Response:

The Company kindly refers the Staff to Note 26 on pages F-52-53 of Amendment No.1 for the disclosure required by paragraphs 90-94 of IFRS 13. The disclosure only applies to the level of hierarchy regarding financial assets available for sales.

Description of reporting entity, page F-8

44.                               The last sentence on page F-8 states that the combined financial statements reflect the eCommerce operations of Casino, GPA and Via Varejo as they are to be reported retrospectively in Cnova consolidated financial statements once the NPC reorganization is completed. Please explain to us why the NPC reorganization rather than the Cnova reorganization will trigger retrospective reporting by Cnova or revise.

Response:

The Company kindly directs the Staff to the description on pages F-8-9 of Amendment No. 1 which explains that the control of Nova Pontocom was obtained by Casino on July 2, 2012 and that Cdiscount Group, together with Nova Pontocom from the date the control of Nova Pontocom was obtained, is deemed the predecessor of Cnova.

While the Reorganization will be accounted for retrospectively as a reorganization under common control with Cdiscount Group and Nova Pontocom from the date the control of Nova Pontocom was obtained deemed as the predecessor of Cnova, the second bullet point of the third paragraph of the “Basis of preparation of Cnova combined financial statements” on page F-9 of Amendment No. 1 describes that Nova Pontocom has been reflected in the combined financial statements as from July 2, 2012, the date Casino obtained control of NPC rather than retrospectively over the three years presented in the Company’s combined financial statements. Accordingly, the last sentence on page F-8 of Amendment No. 1 has been amended to remove references to GPA and Via Varejo.

Note 1 Significant Accounting Policies, F-10

1.1 Standards and interpretations published but not yet mandatory, page F-10

45.                               The disclosure in the second full paragraph on page F-11 stating that IFRIC 21 was early adopted contradicts the third bullet point on page F-10. Please revise for consistency or explain to us why the disclosure is accurate.

Response:

The Company has revised the disclosure on page F-11 of Amendment No. 1 in response to the Staff’s comment.

1.13 Goodwill and intangible assets, page F-18

46.                               For intangible assets assessed as having an indefinite useful life, please disclose the reasons supporting the assessment of an indefinite useful life. In giving these reasons, please describe the factor(s) that played a significant role in determining that the asset has an indefinite useful life. Refer to paragraph 122(a) of IAS 38.

Response:

The Company has revised the disclosure on page F-43 of Amendment No. 1 in response to the Staff’s comment and in accordance with paragraph 122(a) of IAS 38. Intangible assets recognized in the Company’s balance sheet as having an indefinite useful life only consist of the intangible assets “Continental Edison” and “Monshowroom.” Both “Monshowroom” trademark and the “Continental Edison” private label are considered as essential in the identity of the Company’s business. These intangible assets are used and maintained in the normal course of the Company’s operations. Therefore, the Company has retained an indefinite useful life for those intangible assets.

1.17 Provisions, page F-22

47.                               It appears that a portion of the disclosure in the second sentence in the third full paragraph on page F-22 has been inadvertently omitted. Please revise or advise.

Response:

The Company has revised the disclosure on page F-21 of Amendment No. 1 in response to the Staff’s comment.

1.21 Revenue recognition, page F-23

48.                               Please provide a schedule of the additions, deductions and balances of your return allowance for each year or provide Schedule II as required by Rules 5-04 and 12-09 of Regulation S-X.

Response:

The Company has revised the disclosure on page F-38 of Amendment No. 1 in response to the Staff’s comment.

1.23 Fulfillment expenses, page F-24

49.                               Please tell us how you account for extended warranties sold to customers and the authoritative literature applied

Response:

The Company respectfully advises the Staff that Nova Pontocom sells extended warranties in the normal course of its business. As part of its business model in Brazil, Nova Pontocom acts as agent on those transactions on behalf of the principal insurance companies that grant the extended warranties. Nova Pontocom relied on paragraph 8 of IAS 18 and Illustrative Example 21 to conclude that Nova Pontocom acts as an agent because it is not exposed to significant risks and rewards attached to the rendering of the services. Nova Pontocom does not define the price of sale and does not have the primary responsibility for providing the services to the customer.

With respect to Cdiscount, in the normal course of business, Cdiscount offers its customers extended warranties. Extended warranty revenue is fully recorded when the product is sold to the customer. Cdiscount relies on paragraph 13 of IAS 18 and Illustrative Example 21 to account for the related revenue.

1.3 Use of judgments, estimates and assumptions, F-11

50.                               Please tell us how the tax credits disclosed in the first full paragraph on page F-13 are classified in the combined balance sheets.

Response:

The Company has revised the disclosure on pages F-39-40 of Amendment No. 1 and kindly refers the Staff to the disclosure of the PIS COFINS and ICMS tax credits therein.

Note 2 Earnings per share, page F-27

51.                               Please tell us how you determined the weighted average number of ordinary shares before dilution. Please also tell us your consideration of disclosing instruments that could potentially dilute basic earnings per share in the future and whether this disclosure will be applicable once the Cnova reorganization occurs. Refer to paragraph 70(c) of IAS 33.

Response:

The weighted average number of ordinary shares before dilution reflected in the earnings per share on page F-27 of Amendment No. 1 is the actual number of Cnova shares that will be outstanding following the completion of the Reorganization, which will be completed prior to the effectiveness of the Registration Statement.

In making this determination, the discussion of items II.C.2 and 7 in the SEC Staff speech “Accounting and Reporting Issues for an IPO in Connection with a Merger of Entities under Common Control” by Leslie A. Overton at the 2006 AICPA National Conference on Current SEC and PCAOB Developments was considered namely that “if the [reorganization under common control] has occurred or will occur by effectiveness of the IPO, then EPS should be retroactively restated for all periods to reflect the change in the capital structure.”

However, as the Reorganization has yet to be completed, the earnings per share computation of Cnova on the basis described above has been relabeled as pro forma and unaudited in Amendment No. 1. Once the Reorganization is completed, the Registration Statement will include consolidated financial statements of Cnova in which the labels “pro forma” and “unaudited” will be removed from the computation of Cnova earning per share.

The Company has revised the disclosure on page F-27 of Amendment No. 1 to indicate that the Company has not issued or granted dilutive or potentially dilutive instruments to date.

Note 5 Segment information, page F-30

52.                               Please disclose segment assets, segment liabilities and reconciliations to the combined balance sheets. Refer to paragraph 21 of IFRS 8.

Response:

In accordance with paragraph 23 of IFRS 8, the Company has not disclosed segment assets and segment liabilities for each reportable segment because these are not regularly provided to the chief operating decision maker.

53.                               Please disclose revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive, in which case that fact should be disclosed. Refer to paragraph 32 of IFRS 8.

Response:

Revenues from external customers for each group of similar products and services are not available from our management reporting system on a basis consistent with our accounting system. Accordingly, the Company has revised Note 5 on page F-31 of Amendment No. 1 as follows: “Revenues by group of similar products or services are not available from accounting system and the cost to develop this information would be excessive.”

Note 6 Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets, page F-31

Expenses by nature and function, page F-31

54.                               Please tell us your consideration of further disaggregating “Other expenses” included in the table of expenses by nature and function. Refer to paragraph 104 of IAS 1.

Response:

The Company has revised the disclosure on page F-32 of Amendment No. 1 in response to the Staff’s comment.

Operating lease expense, page F-31

55.                              We are unable to locate any disclosure in note 28 regarding non-cancellable sub-leases. Please revise or advise.

Response:

The Company has revised the disclosure on page F-33 of Amendment No. 1 in response to the Staff’s comment. There are no sub-leases where the Company is a sub-lessor and receives payments. Amounts due under non-cancellable sub-leases are included in amounts due under operating leases and sub-leases in the table on page F-57 of Amendment No. 1.

Note 7 Financial income and expense, page F-32

56.                               Please revise to provide a separate table of financial income and expense. Please refer to paragraph 82 of IAS 1.

Response:

The Company has revised the disclosure on page F-34 of Amendment No. 1 in response to the Staff’s comment.

Note 8 Taxes, page F-32

57.                               Please reconcile the “Recognition of tax effect of previously unrecognized tax losses” line item in the table on page F-33 to the discussion of unrecognized tax loss carryforwards in the second to last paragraph on page F-34. Please also explain to us why recognition was appropriate in fiscal 2013.

Response:

The Company’s initially filed Registration Statement showed €2.47 million in the caption “Recognition of tax effect of previously unrecognized tax losses,” which was composed of the net effect of actual recognition of tax effect of previously unrecognized tax losses from Cdiscount and the effect of Cdiscount and Cdiscount Group tax losses for the years that those entities are not entitled and that Cnova will not be entitled to use because Cdiscount and Cdiscount Group were part of Casino’s tax consolidation during these periods. In response to the Staff’s comment, the Company has revised the reconciliation of theoretical and actual tax expense in Note 8 on page F-35 of Amendment No. 1 to separately show these effects.

The Company respectfully directs the Staff to its response to comment 58 below for a discussion of recognition of deferred tax assets with respect to tax loss carryforward.

58.                               Please disclose the nature of the evidence supporting recognition of unused tax losses. In that regard we note that your taxable temporary differences are not sufficient against which the unused tax losses can be utilized and you have a history of recent losses. Please refer to paragraphs 34 — 36 and paragraph 82 of IAS 12.

Response:

As of December 31, 2013, Cnova had a €27.0 million net deferred tax asset (€16.6 million in 2012 and €14.1 million in 2011), which consisted of:

•                  €9.6 million of net deferred tax asset relating to Nova Pontocom (€3.1 million in 2012);

•                  €12.6 million of net deferred tax asset relating to Cdiscount (€6.8 million in 2012 and €7.5 million in 2011);

•                  €2.3 million of deferred tax liability relating to Monshowroom; and

•                  €7.0 million of net deferred tax asset relating to Cdiscount Group (€6.7 million in 2012 and €6.6 million in 2011).

Nova Pontocom Segment

The Nova Pontocom segment had a €9.6 million net deferred tax asset as of December 31, 2013, and €3.1 million as of December 31, 2012.

Nova Pontocom was created in November 2010 as a result of a reorganization within the CBD group.

On 2011 and 2012, Nova Pontocom had positive tax results from its ongoing operations (R$45 million and R$31 million, respectively). In 2013, Nova Pontocom incurred a R$51 million tax loss resulting mainly from a shift in pricing policy designed to gain marketshare. Deferred tax assets arising from temporary differences and the tax loss in 2013 were recognized as a deferred tax asset for R$17.9 million (€5.4 million).

In recognizing this deferred tax asset, Nova Pontocom considered as probable that future taxable profit will allow the deferred tax asset to be recovered based on its forecasts prepared and approved in the context of the medium term business plan of CBD.

As stated on pages F-9 and F-36 of Amendment No. 1, the benefit of the tax loss carry forward of Nova Pontocom will be retained by Nova HoldCo in the Nova Pontocom Reorganization.

Cdiscount segment

The Cdiscount segment had a €12.6 million net deferred tax asset as of December 31, 2013, €6.8 million as of December 31, 2012 and €7.5 million as of December 31, 2011.

Cdiscount has been consolidated in the Casino tax consolidation since January 1, 2012. As such, Cdiscount is not entitled to recover its tax losses used in Casino’s tax consolidation. Therefore, no deferred tax assets were recognized with respect to Cdiscount 2012 and 2013 tax losses.

Cdiscount tax results were a loss in 2012 and 2013 (€11.4 million and €10.7 million, respectively). The 2011 tax result was a €6 million profit arising mainly from a one-time lease of a 5-year right to use Cdiscount’s customer list for €7 million.

As of December 31, 2011, the accumulated tax losses of Cdiscount were €83 million. Cdiscount’s management recognized deferred tax assets with respect to these accumulated tax loss carry forwards for €12.6 million in 2013, €6.8 million in 2012, and €7.5 million in 2011.

Business development of Cdiscount in France led the entity to have a strategy of aggressive pricing, free delivery and promotional incentives in order to gain market share and to allow Cdiscount to establish leading positions in its markets. This strategy favored the growth of direct sales, notably through promotional campaigns and free deliveries to customers, rather than insuring a higher level of profitability.

In assessing the recoverability of the deferred tax asset, Cdiscount reviewed the guidance of paragraphs 34 to 36 of IAS 12 and considered the following:

•                                          In France, there is no expiration date for unused tax losses but their use is limited to 50% of the taxable income of the year. This limitation of yearly use was taken into account in preparing tax planning.

•                                          The future taxable income based on forecasts is sufficient to support the recognition of a deferred tax asset of €12.6 million (i.e., €36.6 million of tax losses) in 2013, which represents 44% of the €84 million total tax loss carryforwards of Cdiscount from prior to tax consolidation with Casino. The forecast relies on the three year business plan of Cdiscount approved by Casino management.

•                                          The tax losses were incurred due to a strategy driven by winning market share. Cdiscount is therefore confident that entering in a more profitable strategy based on (a) the development of strategic activities with higher profitability, notably market place transaction commissions and advertising revenues, launched in 2011, and (b) the continuing growth of the activity which will progressively reduce the need to incur expensive promotional activities (for example, a 0.5% incremental discount in pricing represents €8 million of margin) will drive future profitability in line with Cdiscount business plans.

Cdiscount Group

Cdiscount Group had a €7.0 million net deferred tax asset as of December 31, 2013, €6.7 million as of December 31, 2012 and €6.6 million as of December 31, 2011.

This net deferred asset relates to tax loss carry forward incurred in periods under which Cdiscount Group was part of the Casino tax consolidation. As under the agreement governing the Casino tax consolidation, Cdiscount Group is not entitled to recover its tax losses used in the Casino’s tax consolidation. Accordingly, the related balances have been reversed in the the restated combined financial statements (with a €5.8 million impact as of January 1, 2011).

Note 10 Net cash and cash equivalents, page F-35

59.                               Please disclose the nature of your continuing involvement in derecognized financial assets. Refer to paragraph 42B of IFRS 7.

Response:

As stated on pages F-37-38 of Amendment No. 1, the Company has set up receivables discounting programs with its banks. Under these programs, Cdiscount has retained some continuing involvement whereas Nova Pontocom has not retained any involvement. The Company has revised the disclosure on pages F-37-38 of Amendment No. 1 in order to clarify the nature of Cdiscount’s involvement in the sale of receivables.

Cdiscount sold receivables to Banque du Groupe Casino on December 2012, March 2013 and May 2013. The receivables sold were receivables from customers paying in 4 monthly payments under which the customer pays a first installment upon ordering and the next three installments after 30 days, 60 days and 90 days, respectively. The three sales agreements entered contained the same legal terms. Under the terms of these agreements, Cdiscount has transferred the entire credit risk and the late payment risk beyond 90 days, and Cdiscount has retained the risk of dilution, the risk for delayed payment (capped at 90 days), and servicing activities.

As of December 31, 2013:

•                  All receivables sold in March 2013 and May 2013 (totaling €121.5 million) had been settled and therefore there is no continuing involvement disclosure to include under paragraphs 42B or 42D of IFRS 7.

As of December 31, 2012:

•                  With respect to the risk of dilution assumed by Cdiscount (rather than by third-parties such as transportation providers or suppliers), it relates mainly to customers’ 10-day right of return. Statistically, this 10-day right of return is less than 2% of overall sales which provides a maximum risk of €1.7 million for the €87.4 million receivables sold in December 2012, some of which were already relating to transactions more than 10 days past due on the date the receivables were sold. Since it is limited to a maximum 2% of the receivables and it is closely monitored by management, retaining this risk was not considered to require disclosure.

•                  Servicing through a collection mandate is cancellable by BCA and compensated by a 0.4% fee included in the cost of the transaction.

•                  Cdiscount does not bear any risk of default (the risk of default is assumed by Banque du Groupe Casino), but partially the risk for delayed payment. This risk consists of the cost of financing payment delay on a maximum of 90 days after the instalment is due (beyond 90 days of late payment, the risk is assumed by Banque du Groupe Casino): if the customer pays after the contractual 30 days for the second installment, 60 days for the third installment and 90 days for the fourth installment. Cdiscount does not assume the risk for payment delay, for any of the three instalments, beyond 90 days after the due date of the installment, regardless of whether the receivable is ultimately collected or in default.

•                  In assessing the risk for delayed payment within 90 days retained by Cdiscount, consideration was given to the fact that Cdiscount did not have and does not have an outstanding short term credit facility with external banks, and does not need to in light of its level of available cash in excess of its financial debt. Absent this external market reference, the cost of financing delayed payment within 90 days was then assessed by considering a range of Cdiscount spread from 0.5% to 4% on top of EONIA as of January 1, 2013, i.e., a range from 0.6% to 4.1%.

•                  The outstanding receivables sold in December 2012 were €87.4 million. The maximum risk for delayed payment was assessed assuming 100% of the receivables would incur delayed payment (within the 90-day cap) as €87.4 million times 90 days/360 days resulting in a range of €131,000 to €895,000, which was not considered as requiring disclosure.

In Brazil, it is common to sell credit card receivables to banks. Therefore, Nova Pontocom entered into assignments of credit agreements regarding receivables stemming from credit card sales. The contractual terms specify that Nova Pontocom only assumes responsibility for cancelled transactions due to cancelation or fraud that occurred prior to the assignment. The assignments require no additional effort from Nova Pontocom or to carry out the assignment due to the fact that the receivables are from credit card companies.

Note 11 Trade receivables, net page F-36

60.                               Please tell us the events occurring during 2013 that support the reversal of previously recognized impairment losses.

Response:

The reversal relates to bad trade receivables of Cdiscount.  Cidscount had €13 million in doubtful debts.  These bad trade receivables were sold for €0.5 million to a collection company without recourse, and the €12.5 million reversal results from the use of the provision with respect to the sale of such receivables.

Note 12 Inventories, net page F-37

61.                               Please disclose the amount of any write-down of inventories recognized as an expense, the amount of any reversal of any write-down and the circumstances or events that led to the reversal. Refer to paragraphs 36(e)-(g) of IAS 2.

Response:

The Company has revised the disclosure on page F-39 of Amendment No. 1 in response to the Staff’s comment.

Note 13 Other current assets, net page F-37

62.                               Please tell us how ICMS is recovered and your consideration of disclosing how it’s recovered.

Response:

ICMS receivables amounted to €15.3 million as of December 31, 2013, for the Company’s current portion and to €29.0 million for the Company’s non-current portion.

ICMS is a state tax that varies by each Brazilian state. Nova Pontocom’s balance is mainly related to the states of São Paulo and Rio de Janeiro and its realization is based on studies by internal tax advisors and endorsed by management. Nova Pontocom’s strategy to realize ICMS includes transferring certain lines of products between states in order to optimize the taxation within the Company, and enhance the mix of product growth targeted by the Company.

According to management estimates, ICMS balance will be fully recovered by 2016:

Years	Realization
2014	15,290
2015	19,029
2016	9,948
Total	44,267

Note 14 Other non-current assets, net, page F-37

63.                               Please tell us the nature and amounts of items included in “Other financial assets.” In addition, tell us your consideration of disclosing significant items and their amounts included in other financial assets.

Response:

The “Other non-current assets” caption in the Company’s initially filed Registration Statement consisted principally of the current account between Cdiscount and its parent company, Casino, which has now been reclassified to “Other current assets” in Notes 13 and 14 on pages F-39-40 of Amendment No. 1.

Note 16 Property and equipment, net page F-39

64.                               Reference is made to the second table on page F-39. Please tell us what is included in the fiscal 2011 and 2012 reclassifications and other movements line items.

Response:

The Company kindly advises the Staff that assets in progress are presented in the “Other” column on page F-42 of Amendment No. 1 until completion. Upon completion, the assets are transferred in the appropriate caption of tangible assets. In 2013, a transfer of €7.8 million from the “Other” column to the “Technical installations, machinery and equipment” column was made which relate to warehouse layout costs.

Note 17 Intangible assets, net page F-40

65.                               Reference is made to the second table on page F-40. Please tell us what is included in the fiscal 2011 and 2012 reclassifications and other movements line items.

Response:

The reclassification from “Other” to “License, software and website costs” is mainly related to web site functionality capitalized costs (€18.8 million in 2013, €16.8 million in 2012 and €13.5 million in 2011) that are reported in the “Other” column while they are in progress and reclassified to “License, software and website costs” when its amortization begins.

Note 19 Impairment of goodwill, tangible and intangible assets, page F-41

66.                               Reference is made to the impairment losses disclosed in the second full paragraph on page F-41. Please provide the disclosure required by paragraphs 131 and 134 of IAS 36.

Response:

The Company has revised the disclosure on page F-44 of Amendment No. 1 in response to the Staff’s comment.

Note 21 Share-based payments, page F-43

67.                               Please tell us how the fair value of Cdiscount shares was determined and where the related expense is reflected in the financial statements.

Response:

The Company has revised the disclosure on pages F-46-48 of Amendment No. 1 in response to the Staff’s comment. In March 2012, Cdiscount executives were granted Cdiscount Group (formerly Casino Entreprise S.A.S.) bonus shares. The fair value of those bonus shares was estimated determining the enterprise value of Cdiscount Group, notably on a multiple of sales, minus net financial debt to obtain the equity value at the grant date. The IFRS 2 expenses are classified in the income statement under the caption “General and administrative expenses.”

68.                               Please tell us how the fair value of Nova.com shares underlying the NPC granted options was determined. In addition, please disclose the information required by paragraph 45 of IFRS 2 and provide a narrative description of the program duration and how expected volatility was determined. Refer to paragraph 47(a) of IFRS 2.

Response:

The information requested by paragraph 45 of IFRS 2 is currently included in Note 21 on pages F-46-48 of Amendment No. 1.  The Company has revised the disclosure in Note 21 on page F-48 of Amendment No. 1 of the Company’s audited combined financial statements and in Note 14 on pages F-92-93 of Amendment No.1 of the NPC 2012 Financial Statements to clarify that “7 semesters” is 42 months.

With respect to the determination of volatility, as Nova.com was not a public company, expected volatility was estimated from volatility of a comparable listed competitor.  The Company has revised the disclosure on page F-48 of Amendment No. 1 to clarify this point.

Note 22 Provisions, page F-45

69.                               Please provide the disclosures required by paragraph 85 and 86 of IAS 37 with respect to claims and litigation provisions and contingent liabilities.

Response:

The Company has revised the disclosure on page F-49 of Amendment No. 1 in response to the Staff’s comment.

70.                               Please tell us the nature of other adjustments to the fiscal 2012 claims and litigation liability and the basis for the surplus reversal in fiscal 2011.

Response:

The other adjustments to the year ended December 31, 2012 are related to a tax contingency recorded in 2011 that was accepted by Cdiscount in 2012 and consecutively reclassified under other current liabilities.

The reversal in the year ended December 31, 2011 was in connection with a risk relating to a former subsidiary of Cdiscount Group that was disposed of in June 2011 as part of the internal reorganization described in the footnote (i) on page F-7 of Amendment No. 1.

Note 24 Financial debt, page F-47

71.                               Please disclose the maturity dates and interest rates of your financial debts.

Response:

The Company has revised the disclosure on page F-51 of Amendment No. 1 in response to the Staff’s comment.

Note 27 Financial risk management objectives and policies, page F-49

72.                               Reference is made to the second table on page F-50. The 2012 total for receivables past due does not cross foot. Please revise or advise. In addition, please tell us how to reconcile the impaired receivables column to the tables in Note 11.

Response:

The Company has revised the disclosure on page F-54 of Amendment No. 1 in response to the Staff’s comment. The “Impaired receivables” column shows the gross amount of impaired receivables and an additional column in the table on page F-54 of Amendment No. 1 clarifies the link with the recorded impairment losses in Note 11 on page F-38 of Amendment No. 1.

Note 30 Related party transactions, page F-53

73.                               Please expand your disclosure to discuss the related party relationships in more detail including the material terms and conditions of outstanding balances. Refer to paragraph 18 of IAS 24. Also, please revise the table of related party transactions on page F-54 to separate the disclosures for each of the categories in paragraph 19 of IAS 24. In addition, consider disclosing how transaction prices were determined and any ongoing contractual or other commitments as a result of the arrangements.

Response:

The Company has revised the disclosure on pages F-57-60 of Amendment No. 1 in response to the Staff’s comment.

Note 32 Main combined companies, page F-55

74.                               Please explain to us why the percent of control and percent interest are different for the investment in Monshowroom. Please also consider adding disclosure in this regard.

Response:

The Company has revised the disclosure on page F-61 of Amendment No. 1 in response to the Staff’s comment.  As stated in Note 4 on page F-29 of Amendment No. 1, on February 28, 2012, the Company acquired a 60.57% interest in E-trend (trademark “Monshowroom”). This interest resulted in a 49.89% control interest that did not transfer control of the acquiree to the Company as E-Trend is controlled by an intermediate parent company, Financière MSR, of which the Company obtained control on September 2, 2013, by acquiring an additional 0.04% ownership.

Audited Consolidated Financial Statements of Nova Pontocom Comercio Eletronico S.A., page F-56

75.                               Please address the above comments to the extent applicable.

Response:

The Company has revised the Consolidated Financial Statements of Nova Pontocom Comercio Eletronico S.A. in Amendment No. 1 in response to the Staff’s comments to the extent applicable.

76.                               Reference is made to your disclosure in the first paragraph on page F-9 that control of NPC was obtained by Casino on July 2, 2012. In light of the July 2, 2012 control date, please explain to us why you provided financial statements for the year ended December 31, 2012 rather than for the six months ended June 30, 2012 referencing the authoritative literature you relied upon.

Response:

As Cdiscount Group and Nova Pontocom are deemed the predecessor of Cnova and the control of Nova Pontocom was obtained by Casino on July 2, 2012, Rule 3-05 was applicable to Nova Pontocom (as confirmed in item II.D. in the SEC Staff speech “Accounting and Reporting Issues for an IPO in Connection with a Merger of Entities under Common Control” by Leslie A. Overton at the 2006 AICPA National Conference on Current SEC and PCAOB Developments).

Considering Item 8.A.5 of Form 20-F with respect to including unaudited interim financial statements of the acquiree if and when the registrant / acquirer includes unaudited interim financial statements in its registration statement, it was observed that the requirement provides for inclusion of unaudited interim financial statements of the acquiree for the interim period prior to the acquisition.  In our case, since obtaining control of Nova Pontocom occurred in 2012, Item 8.A.5 would require the Company to include unaudited interim statements of Nova Pontocom for the six months ended June 30, 2012.

Acknowledging this requirement for unaudited interim financial statements of Nova Pontocom for the six months ended June 30, 2012, the Company believes that, by filing in 2014 with combined financial statements as of and for the year ended December 31, 2013 that include Nova Pontocom for the full year, including audited financial statements of Nova Pontocom for the year ended December 31, 2012 instead of unaudited financial statements of Nova Pontocom as of and for the six months ended June 30, 2012 goes beyond the formal requirement of Item 8.A.5 while providing investors, when filing in 2014, with more meaningful information with respect to Nova Pontocom in 2012 and 2011.

Further, including the 2012 financial statements of Nova Pontocom as a comparison to the 2011 financial statements of Nova Pontocom filed under Rule 3-05 also allows the Company to meet the requirements for comparative information of paragraphs 38 and 39 of IAS 1 for the auditors of Nova Pontocom to be in a position to issue a clean, rather than a qualified, US GAAP opinion on the 2011 financial statements of Nova Pontocom (referring to Highlight II.B of the November 22, 2012 International Practices Task Force “Regulation S-X, Rule 3-05 — One year of significant acquiree financial statements with a basis of IFRS as issued by the IASB”).

Notes to Consolidated Financial Statements, page F-62

Note 1 Significant Accounting Policies, page F-62

1.3.11 Financial liabilities, page F-72

77.                               We note that debt issue costs and issue and redemption premiums are amortized using an actuarial method. Please tell us what actuarial method is used, how you apply the method and the authoritative literature that supports your accounting policy.

Response:

The Company has revised the disclosure on page F-78 of Amendment No. 1 in response to the Staff’s comment.

Part II

Item 9. Undertakings, page II-2

78.                               Please provide the undertaking required by Item 9 of Form F-1 and Item 512(a)(6) of Regulation S-K.

Response:

The Company has revised the disclosure on pages II-2-3 in response to the Staff’s comment.

Outside Back Cover Page of Prospectus

79.                               Please provide prospectus delivery obligation language on the outside back cover page of the prospectus. See Item 2 of Form F-1 and Item 502(b) of Regulation S-K.

Response:

The Company has revised the back cover page of the prospectus in response to the Staff’s comment.

*      *      *

Please do not hesitate to contact Joshua G. Kiernan at +44 20 7532 1408 or Andrew Weisberg at (212) 819-8980 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP